AFTERMARKET ENTERPRISES, INC.
                        933 S. 4th Street, Unit A
                      Grover Beach, California 93433


                             October 5, 2010

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:  Aftermarket Enterprises, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed April 15, 2010
     Form 10-Q for the Quarterly Period Ended March 31, 2010
     Filed May 17, 2010
     File No. 333-141676

Dear Mr. Alper:

   To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated September 21, 2010, are quoted below and are followed in each case by the Company's response thereto. Unless otherwise indicated, the reference immediately preceding the Company's response indicates the corrected or revised page where the response appears. We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.


Form 10-K for the Fiscal Year Ended December 31, 2009
-----------------------------------------------------
Cover Page
----------
Comment 1
---------

We note your response to comment one in our letter dated August 11, 2010 and we reissue it in part. You state that your "shares trade on the OTCBB with no bid or ask price. The shares trade very sporadically and the bid price on any given day may not be indicative of the actual price a stockholder could receive for their shares." On page 6 you indicate that your common stock has had no trading activity as of March 25, 2010 Please provide the time period you refer to within which there was no trading activity considering the table on page 6 indicates that there was trading activity in 2009.

Response
--------

The shares trade very sporadically or infrequently. When the shares trade it is usually only one order that is traded with low volume. As such we were attempting to provide additional disclosure to potential investors as to the lack of liquidity and the potential for swings in prices. Although the shares do not trade frequently, there is a bid and ask price listed by the market makers. The comment on page 6 regarding no trading activity was left over from previous filings and should not have appeared. It will not be presesnt in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and
-----------------------------------------------------------------------
Results of Operations, page 7
-----------------------------
Comment 2
---------

We note your response to comment two in our letter dated August 11, 2010. Please provide your proposed disclosure.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 2


Prior Comment 2:
Please include an overview section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. For example, please elaborate on how you plan to continue to address "the deteriorating market that has resulted from the current economic conditions and surge in oil and fuel prices that occurred initially during 2008."

Response
--------

Although we have reduced our expenses to better reflect anticipate revenue, we are in need of additional capital to grow the Company and expand into new product lines. At this time, we are dependent on the continued financial support of our officer and director to fund any short falls. As market conditions improve, we would like to expand into offering additional automobile products and drop ship items in the automobile area. Currently, we continue to find consumers are reluctant to spend disposable income on automobile accessories and as such, our suppliers have reduced their product offering, further hampering our ability to offer product. We are hopeful as the economy continues to improve that suppliers will expand their product offering and consumers will start to spend more of their disposable income. Until conditions improve, we will continue to operate at a loss or break even. Additionally, our ability to expand and generate additional revenue sources will be hampered. In the meantime, we are adding products to our online store and focusing promotional efforts on products that are commonly purchased and readily available, such as floor mats, cargoliners and roof racks. In addition, we are seeking out vendors that are manufacturing accessories for newer model years and attempting to establish relationships with them. If we are unable to source manufacturers that are making accessories for current model year vehicles, and if current vendors don't continue to add items to their product offering for current model years, we will be unable to provide shoppers with products and our revenues will suffer. We believe that by focusing on products offered by vendors who are keeping up with current modely years and by adding new vendors in areas where old vendors are not keeping up with current model years, our product offering will remain relevant and in demand and we can stabilize revenue. We hope by focusing on specific product offerings and establishing promotions for them, we can increase revenue in the future. In addition, we are currently establishing "upsell" product offerings in our online store in hopes that we can increase the revenue potential of each customer.

Results of Operations, page 7
-----------------------------
Comment 3
---------

We note your response to comment three in our letter dated August 11, 2010. Please provide your proposed disclosure.

   Prior Comment 3:
   You have not adequately disclosed the factors that contributed to the changes in revenues, costs of goods sold, gross profit, operating expenses and losses from operations between the years presented. Please expand your discussion and analysis to describe the underlying reasons for the changes in each of the factors contributing to the overall change in the financial statement line items to the extent necessary to an understanding of your operations. This discussion and analysis should also identify and describe known matters that would have an impact on future operations but have not had an impact in the past and matters that have had an impact on reported operations but are not expected to have an impact on future operations. Refer to Item 303(a)(3)(ii) of Regulations S-K.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 3


Response
--------

During 2009, our sales fell to $95,675 from $143,344 for the year ended December 31, 2008. The reduction in sales, we believe, were the result of two factors. Primarily, consumers continued to reduce their overall spending particularly on disposable items. As we sell automobile accessories, our overall sales were severely impacted. Additionally, our suppliers, feeling the overall reduction in consumer spending reduced their product offering reducing our ability to market many products we previously sold in 2008. Until consumers start spending more of their disposable income, we will continue to face a difficult sales environment. As a result of the reduction in our sales, costs of goods sold also decreased from $121,081 in 2008 to $73,964 for the year ended December 31, 2009. Our gross margin did improve to 22.7% for the year ended December 31, 2009, as oppose to 15.5% for the year ended December 31, 2008. The improvement in gross margin was the result of consumers buying less expensive items which we have a higher profit margin on then the larger more expensive accessories which we cannot mark up as much.

We knew going into 2009, that it was going to be a difficult year for revenues, and as such, took aggressive steps to reduce our overall expenses. Our expenses for the year ended December 31, 2009 were $43,985 compared to $126,287 for the year ended December 31, 2008. The reduction in expenses reflects a reduction in professional fees and general and administrative costs. We were able to reduce our general and administrative costs by $56,666 to $31, 642 for the year ended December 31, 2009. This reduction was primarily the result of eliminating the use of independent contractors for order processing and customer service and changing our office to reduce rent in addition to minimizing all other expenditures. Additionally we reduced payroll as our CEO agreed to not accept any salary for the year. Although we were able to reduce expenses, we still operated at a loss of $23,156. This was an improvement over the year ended December 31, 2008 when we had a net loss of $106,251. With the loss over the last two years, and the sales environment only starting to improve, we will continue to face challenges in our business. Our suppliers have indicated they will not be expanding their product lines for the foreseeable future until the see consistent improvement in consumer spending. This will limit our sales for 2010 and the future until the consumer market stabilizes. We are in the process of looking for new markets to expand into and possibly open additional web sites. We will also have to look at additional funding as we have depleted our capital resources as we have had to fund ongoing losses. We do believe the changes we have made on the expense side should help stabilize our operations over the next twelve months and allow us to operate at only a small loss until we can increase sales.

Management's Annual Report on Internal Control over Financial Reporting,
------------------------------------------------------------------------
page 8
------
Comment 5
---------

We note your response to comment six in our letter dated August 11, 2010 and the revised disclosure in your Form 10-Q for the period ended June 30, 2010 and we reissue the comment. Please confirm and in future filings, state, if true, that there have been no changes in internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308T(b) of Regulation S-K.

Response
--------

There has been no changes in internal control over financial reporting that occurred during our last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Additionally, we will add such disclosure to future filings.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
August 31, 2010
Page 4


Signatures, page 14
-------------------
Comment 6
---------

We note your response to comment eight in our letter dated August 11, 2010 and we reissue the comment in part. Your document must be signed in the second signature block by your principal executive officer, your principal financial officer, your principal accounting officer or controller, and at least a majority of your board of directors. See General Instructions D92)
(a) to From 10-K. Therefore, please confirm if true, that Mr. Anthony signed this Form 10-K in his capacity as your principal financial officer and, in the future, provide his titles in addition to Director in the second signature block.

Response
--------

Mr. Anthony signed the Form 10-K in his capacity as our principal financial officer and, in the future, we will provide his titles in addition to Director in the second signature block.

Form 10-Q for the Period Ended June 30, 2010
--------------------------------------------
Exhibits 32
-----------
Comment 7
---------

This certification must be signed by your chief executive officer and chief financial officer. Please confirm, if true, that Mr. Anthony signed in his capacity as your chief financial officer and include this title in future certifications. See 18 U.S. C. Section 1350 and Rule 13a-14(b).

Response
--------

Mr. Anthony signed in his capacity as your chief financial officer and we will include this title in future certifications.

The company acknowledging that:

  o the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.


                                       Sincerely,
                                       AFTERMARKET ENTERPRISES, INC.

                                       /s/ Adam Anthony
                                       -----------------
                                       Adam Anthony, CEO